UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The press release issued by GasLog Ltd. and GasLog Partners LP on June 22, 2015 announcing GasLog Partners LP’s acquisition of 100% of the shares in the entities that own and charter the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally is included as Exhibit 99.1 and is incorporated herein by reference.

Exhibit	Description

99.1	Press Release dated June 22, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2015
GASLOG LTD.

	by:	/s/ Paul Wogan
Name: Paul Wogan
Title: Chief Executive Officer